UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42453

Park Ha Biological Technology Co., Ltd.

901, Building C, Phase 2

Wuxi International Life Science Innovation Campus
196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province
People’s Republic of China 214000

+86 400 012 7562

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On September 2, 2025, Park Ha Biological Technology Co., Ltd. (“Company”) the Company received a letter (the “Min Bid Price Letter”) from the staff at Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1 per share, as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s ordinary shares was below $1 per share for the last 30 consecutive business days. The Min Bid Price Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s ordinary shares on the Nasdaq Capital Market at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days, or until March 2, 2026, to regain compliance with the minimum bid price requirement. During this period, the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time before March 2, 2026, the bid price of the Company’s ordinary shares closes at or above $1 per share for a minimum of ten consecutive trading days, Nasdaq will provide written notification that the Company has achieved compliance with this minimum bid price requirement.

In the event the Company does not regain compliance by March 2, 2026, the Company may be eligible for an additional 180 calendar day compliance period to demonstrate compliance with the bid price requirement. To qualify for the additional 180-day period, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice to Nasdaq of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will notify the Company of its determination to delist the Company.

The Company intends to take all reasonable measures to regain compliance under the Nasdaq Listing Rule 5550(a)(2). However, there can be no assurance that the Company will be able to maintain compliance with the Nasdaq Capital Market’s continued listing requirements or regain compliance with the minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2).

On September 2, 2025, the Company also received a letter (the “Market Value Deficiency Letter”) notifying the Company that, for the 30 consecutive business days prior to the date of the Market Value Deficiency Letter, the Company’s Market Value of Listed Securities (“MVLS”) was below the minimum of $35 million required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The Market Value Deficiency Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on Nasdaq.

In accordance with Nasdaq listing rule 5810(c)(3)(C), the Company has 180 calendar days, or until March 2, 2026 (the “Compliance Period”), to regain compliance. The Market Value Deficiency Letter notes that to regain compliance, the Company’s MVLS must close at or above $35 million for a minimum of ten consecutive business days during the Compliance Period. If the Company does not regain compliance by the end of the Compliance Period, Nasdaq staff will provide written notice to the Company that its securities are subject to delisting. At that time, the Company may appeal any such delisting determination to a hearings panel.

The Company intends to actively monitor the Company’s MVLS between now and March 2, 2026, and may, if appropriate, evaluate available options to resolve the deficiency and regain compliance with the MVLS requirement. While the Company is exercising diligent efforts to maintain the listing of its securities on Nasdaq, there can be no assurance that the Company will be able to regain or maintain compliance with Nasdaq listing standards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park Ha Biological Technology Co., Ltd.

Date: September 5, 2025	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer, Chairperson of the Board of Directors

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